Form 10-K, Exhibit 13
period 1996-12-31
PEGASYSTEMS INC
filed 1997-03-31
CIK 1013857

Exhibit 13.1.

STOCK PRICE HISTORY AND RELATED STOCKHOLDER MATTERS (unaudited)

The following table sets forth the range of high and low sales prices on the National Association of Security Dealers Automatic Quotation ("Nasdaq") National Market System under the Nasdaq symbol PEGA, for 1996. The Company's common stock has been traded on the Nasdaq National Market System since its initial public offering in July 1996. Prior to that date, there was no public market for the Company's common stock. As of February 20, 1997, the Company had approximately 23 stockholders of record and approximately 2,300 beneficial owners of the Company's common stock. On February 20, 1997, the closing sale price of the common stock was $35.63. The Company has never declared or paid any dividends on its common stock. The Company intends to retain its earnings to finance future growth, and therefore does not anticipate paying any dividends in the foreseeable future.

1996                                                     High             Low
---------------------------------------            ------------    ------------
Third Quarter (beginning July 19, 1996)                 $27.00          $10.00
Fourth Quarter                                          $37.00          $26.13

                                PEGASYSTEMS INC.
          FIVE YEAR COMPARISON OF SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below at December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the consolidated financial statements of Pegasystems Inc. ("Pegasystems" or the "Company"). This data may not be indicative of the Company's future condition or results of operations and should be read in conjunction with the consolidated financial statements and related notes included herein.



                                                                      Years Ended December 31,
                                             ----------------------------------------------------------------------------
                                                  1992           1993             1994            1995            1996
                                             -----------      -----------     -----------      -----------     ----------
Consolidated Statement of Income Data:                            (in thousands, except per share data)
Total revenue                                    $8,963         $10,212         $16,263          $22,247         $33,545
Income from operations                            1,944             793           2,236            3,257          10,019
License interest income                           1,220           1,305           1,457            1,486           1,565
Net income                                        1,867           1,233           2,193            2,878           7,500

Net income per share and common                   $0.08           $0.05           $0.09            $0.11           $0.28
  equivalent share
Weighted average number of
  common and common
  equivalent shares outstanding                  24,471          24,231          24,102           25,551          26,397
Dividends declared                                   --              --              --               --              --



                                                                            December 31,
                                             ----------------------------------------------------------------------------
                                                  1992           1993             1994            1995            1996
                                             -----------      -----------     -----------      -----------     ----------
Consolidated Balance Sheet Data:                                           (in thousands)
Cash and cash equivalents                          $336            $435            $456             $511         $24,201
Working capital                                   3,428           4,231           4,441            4,393          34,364
Long-term license installments, net               6,319           6,782           9,135           13,399          23,802
Total assets                                     14,387          17,057          20,787           25,876          66,855
Long-term debt                                      118             458             450              816              --
Stockholders' equity                              8,444           9,676          11,872           14,674          52,385

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was founded in April 1983 to develop, market and support customer management software solutions for financial services organizations. Product development began immediately and by the end of the year the Company had secured its first customer. The Company has been profitable in each fiscal quarter since the first quarter of 1985.

The Company's revenue is derived from two sources: software license fees and services revenue. License fees, which have historically represented the majority of the Company's total revenue, are generally payable on a monthly basis under license agreements which typically have a five-year term and are subject to renewal at the customer's option for an additional fixed period. Such license agreements are generally non-cancellable, although some may be terminated by the licensee for a fee prior to the expiration of the initial term but after a minimum specified period. The Company's licenses generally provide for annual license fee increases (the "inflation adjustments") based on recognized inflation indexes (sometimes subject to maximums). The Company believes that both it and its customers derive substantial benefits from the recurring fee model because it encourages the Company to be responsive to customer needs and provides the Company with additional revenue opportunities through license renewals.

License revenue is generally recognized upon product acceptance. In the case of license renewals, revenue is recognized upon execution of the renewal agreement or if, as is generally the case, renewal is automatic unless the customer gives notice of termination, at the expiration of the period during which the customer has the right to terminate. The inflation adjustments are recognized ratably over the periods to which they apply. In accordance with Statement of Position No. 91-1 issued by the American Institute of Certified Public Accountants, the amount of software license revenue recognized upon product acceptance or license renewal is equal to the present value of the payments due during the minimum initial or renewal term, as the case may be, plus the present value of any early termination fee. In 1994, 1995 and the three months ended March 31, 1996, the discount rate for purposes of the present value calculation was 7%; for the nine months ended December 31, 1996, such discount rate was 6.75%. Commencing with the three months ended March 31, 1996, the Company has established and intends to continue to establish the discount rate quarterly as a function of the Company's then current marginal borrowing rate. The imputed interest portion of the license fees, which is reported as license interest income in the Company's consolidated statements of income, is recognized over the minimum initial or the renewal term, as the case may be. To date, a substantial majority of the Company's software licenses have been renewed upon expiration. The fact that a portion of the Company's revenue is derived from the renewal of license agreements with fixed expiration dates assists the Company in anticipating future revenue.

The Company's services revenue is comprised of fees for implementation, consulting, maintenance and training services. All software license customers are required to enter into a maintenance contract requiring the customer to pay a monthly maintenance fee over the term of the related license agreement equal to approximately 18% of the license fee. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company's software license agreements typically require the Company to provide a specified level of implementation services for a fixed fee, typically with additional implementation services available at an hourly rate. Implementation fees are payable upon the achievement of specified milestones. The Company generally recognizes implementation as well as consulting and training fees as the services are provided.

The Company's export revenue has fluctuated considerably in the past due to the fact that such revenue has been largely attributable to a small number of product acceptances during a given period. The Company's export revenue increased from $1.0 million in 1993 to $3.9 million in 1994 due primarily to product acceptance by a single customer in Ireland in 1994, the year in which the Company organized its subsidiary in the United Kingdom. Export revenue declined to $2.3 million in 1995 due to the lack of large product acceptances during the year. In 1996, export revenue increased to $5.9 million, as a result of new customers in the European marketplace.

Most of the Company's contracts are denominated in U.S. dollars, although several are denominated in other currencies, primarily British pounds sterling. The Company expects that in the future more of its contracts will be denominated in foreign currencies. The Company has not experienced any significant foreign exchange gains or losses, and the Company does not expect that foreign currency fluctuations will have a significant effect on either its revenue or costs in the near term.

The Company's business has experienced and is expected to continue to experience significant seasonality. In recent years the Company has recognized a greater percentage of its revenue in its third and fourth quarters than in its first and second quarters due to the Company's sales commission structure and the impact of that structure on the timing of product acceptances and license renewals by customers. This pattern is reinforced by the Company's maintenance contracts, which generally entitle customers to, among other things, a fixed number of hours of service per calendar year. Once the annual allotment of service hours is exhausted, customers pay for additional services on an hourly basis, typically resulting in higher services revenue in the Company's second, third, and fourth quarters.


RESULTS OF OPERATIONS

The following table sets forth for the years indicated the percentage of total revenue represented by certain items reflected in the Statements of Income of the Company:


                                                                      Years Ended December 31,
                                                -------------------------------------------------------------------------
                                                  1994                           1995                              1996
                                                --------                       --------                          --------
                                                                 (as a percentage of total revenue)
Revenue:
 Software license                                  59.4%                           60.8%                            66.4%
 Services                                          40.6                            39.2                             33.6
                                               --------                         -------                         --------
  Total revenue                                   100.0                           100.0                            100.0
                                               --------                         -------                         --------
Cost of revenue:
 Cost of software license                           6.6                             2.9                              1.4
 Cost of services                                  23.3                            27.7                             20.8
                                               --------                         -------                         --------
  Total cost of revenue                            29.9                            30.6                             22.2
                                               --------                         -------                         --------

Gross profit                                       70.1                            69.4                             77.8
                                               --------                         -------                         --------

Operating expenses:
 Research and development                          33.5                            31.7                             24.5
 Sales and marketing                               16.2                            16.1                             17.9
 General and administrative                         6.7                             6.9                              5.5
                                               --------                         -------                         --------
  Total operating expenses                         56.4                            54.7                             47.9
                                               --------                         -------                         --------
Income from operations                             13.7                            14.7                             29.9
License interest income                             9.0                             6.7                              4.7
Other interest income                               0.1                             0.1                              1.8
Interest expense                                   (0.3)                           (0.5)                            (0.3)
                                               --------                         -------                         --------
Income before provision for
 income taxes                                      22.5                            21.0                             36.1
Provision for income taxes                          9.0                             7.9                             13.7
                                               --------                         -------                         --------
Net income                                         13.5%                           13.1%                            22.4%
                                               ========                         ========                        ========

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Revenue

Total revenue for 1996 increased 50.8% to $33.5 million from $22.2 million for 1995. The increase was primarily due to an increase in software license revenue.

Software license revenue for 1996 increased 64.5% to $22.3 million from $13.5 million in 1995. The increase in software license revenue was primarily attributable to software license acceptances by new customers, software license agreement renewals, expanded software usage by existing customers, the licensing of standard product templates, and inflation-based increases in monthly license fees.

Services revenue for 1996 increased 29.5% to $11.3 million from $8.7 million for 1995. The increase in services revenue was primarily attributable to increased demand for consulting and implementation services, and to a lesser extent, increased maintenance revenue from a larger installed product base.

Cost of Revenue

Cost of software license consists of amortization expense related to capitalized software development costs, royalty payments to third party software vendors, and costs of product media, duplication and packaging. Cost of software license for 1996 decreased 24.9% to $0.5 million from $0.6 million for 1995, and decreased as a percentage of total revenue from 2.9% for 1995 to 1.4% for 1996. As a percentage of software license revenue, cost of software license decreased from 4.7% for 1995 to 2.1% for 1996. Such decreases were due to decreased amortization expense related to capitalized software development costs. No software development costs were capitalized in 1995 or 1996.

Cost of services consists primarily of the costs of providing implementation, consulting, maintenance, and training services. Cost of services for 1996 increased 13.2% to $7.0 million from $6.2 million for 1995, mainly due to increased staffing in the Company's Reengineering and Client Services group in the United Kingdom and in the Company's domestic regional offices to meet growing client commitments. Cost of services as a percentage of total revenue declined from 27.7% for 1995 to 20.8% for 1996, and declined as a percentage of services revenue from 70.7% for 1995 to 61.8% for 1996, in both cases due to the growth in the Company's total revenue and increased utilization of service personnel.

Operating Expenses

Research and development expenses consist primarily of the cost of personnel and equipment needed to conduct the Company's research and development efforts. Research and development expenses for 1996 increased 16.4% to $8.2 million from $7.1 million for 1995. The increase in research and development expenses was due to the hiring of additional development personnel. As a percentage of total revenue, research and development expenses declined from 31.7% for 1995 to 24.5% for 1996, reflecting the Company's strategy of leveraging existing product functionality by balancing its historical focus on research and development with an increased emphasis on sales and marketing. In addition, research and development expenses declined as a percentage of total revenue due to the growth in the Company's total revenue.

Sales and marketing expenses for 1996 increased 67.0% to $6.0 million from $3.6 million for 1995. As a percentage of total revenue, sales and marketing expenses increased from 16.1% for 1995 to 17.9% for 1996. Such increases were attributable to the hiring of additional direct sales and marketing personnel, increased sales commission payments attributable to higher sales, and increased investment in marketing support activities and materials.

General and administrative expenses consist primarily of the salaries of the Company's executive, administrative and financial personnel, and associated expenses. General and administrative expenses for 1996 increased 20.5% to $1.9 million from $1.5 million for 1995 due to increased investment in the infrastructure needed to support the Company's growth. Such expenses declined as a percentage of total revenue from 6.9% for 1995 to 5.5% for 1996 due to the growth in the Company's total revenue.

License Interest Income

License interest income represents the portion of all license fees due under software license agreements which was not recognized upon product acceptance or license renewal. License interest income for 1996 increased 5.3% to $1.6 million from $1.5 million for 1995 reflecting a larger installed product base.

Provision for Income Taxes

The provisions for federal, state and foreign taxes were $1.8 million and $4.6 million for 1995 and 1996, respectively. The effective tax rates were 38.0% for 1995 and 38.1% for 1996. At December 31, 1996, the Company had $0.8 million in research and development tax credit carryforwards available to offset future federal taxable income. See Note 7 of Notes to Consolidated Financial Statements.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

Revenue

Total revenue for 1995 increased 36.8% to $22.2 million from $16.3 million for 1994 due primarily to an increase in software license revenue, and to a lesser extent, an increase in services revenue.

Software license revenue for 1995 increased 40.0% to $13.5 million from $9.7 million in 1994 due to increased product acceptances and license renewals.

Services revenue for 1995 increased 32.1% to $8.7 million from $6.6 million in 1994 primarily due to an increase in the amount of implementation and consulting services provided, and to a lesser extent, increases in the billing rates of the personnel providing these services and an increase in training revenue.

Cost of Revenue

Cost of software license for 1995 decreased 40.9% to $0.6 million from $1.1 million for 1994, and decreased as a percentage of total revenue from 6.6% for 1994 to 2.9% for 1995. As a percentage of software license revenue, cost of software license decreased from 11.1% for 1994 to 4.7% for 1995. Such decreases were due to reduced amortization of capitalized software development costs.

Cost of services for 1995 increased 62.5% to $6.2 million from $3.8 million for 1994 and increased as a percentage of total revenue from 23.3% for 1994 to 27.7% for 1995. Cost of services as a percentage of total services revenue increased from 57.4% for 1994 to 70.7% for 1995. Such increases were due to the hiring of additional personnel to provide implementation and consulting services to support the Company's growing customer base.

Operating Expenses

Research and development expenses for 1995 increased 29.8% to $7.1 million from $5.4 million for 1994 as a result of increased efforts by the Company to develop versions of its products capable of running on multiple UNIX platforms in a client/server environment. As a percentage of total revenue, research and development expenses declined from 33.5% for 1994 to 31.7% for 1995 due to the growth in the Company's total revenue.

Sales and marketing expenses for 1995 increased 36.6% to $3.6 million from $2.6 million for 1994 due to the hiring of additional sales and marketing personnel, increased sales commission payments and increased investment in trade shows and other sales and marketing efforts. As a percentage of total revenue, sales and marketing expenses decreased slightly from 16.2% for 1994 to 16.1% for 1995 due to growth in the Company's total revenue.

General and administrative expenses for 1995 increased 41.2% to $1.5 million from $1.1 million for 1994 due to increased management recruiting costs, the establishment of two new regional offices in Chicago and Dallas/Fort Worth and the relocation of the Company's United Kingdom office. General and administrative expenses were 6.7% in 1994 and 6.9% of total revenue in 1995.

License Interest Income

License interest income for 1995 and 1994 remained constant at $1.5 million.

Provision for Income Taxes

The provisions for federal, state and foreign taxes were $1.5 million and $1.8 million for 1994 and 1995, respectively. The effective tax rates were 40.0% for 1994 and 38.0% for 1995. The decrease in the effective tax rate was primarily due to increased availability of research and development tax credits. See Note 7 of Notes to Consolidated Financial Statements.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

Revenue

Total revenue for 1994 increased 59.2% to $16.3 million from $10.2 million for 1993. In January 1994, the Company organized Pegasystems Limited, a wholly-owned subsidiary based in the United Kingdom. In its first year of operation, Pegasystems Limited introduced the Company's products into Ireland, France and Luxembourg. Financial results for 1994 and subsequent years reflect the consolidated earnings of Pegasystems Inc. and Pegasystems Limited.

Software license revenue represented 59.4% and 63.1% of total revenue for 1994 and 1993, respectively. Software license revenue for 1994 increased 49.8% to $9.7 million from $6.4 million for 1993. The increase in software license revenue in 1994 was primarily attributable to increased product acceptances by customers headquartered outside of the United States. The Company's software license revenue from customers headquartered outside of the United States was $3.1 million, or 32.5% of software license revenue, and $0.7 million, or 10.8% of software license revenue, in 1994 and 1993, respectively.

Services revenue for 1994 increased 75.3% to $6.6 million from $3.8 million for 1993 primarily due to the increased amount of implementation and consulting services provided to a widening customer base. Following a focused internal reengineering effort which began in 1993 and continued into 1994, the Company redeveloped its strategy for new customer implementations leading to greater services revenue from more effective and timely implementations and the creation of standard training courses.

Cost of Revenue

Cost of software license decreased 13.5% to $1.1 million for 1994 from $1.2 million for 1993 and decreased as a percentage of total revenue from 12.2% for 1993 to 6.6% for 1994. As a percentage of software license revenue, cost of software license decreased from 19.3% for 1993 to 11.1% for 1994. Such decreases were due to reduced amortization of capitalized software development costs.

Cost of services for 1994 increased 70.3% to $3.8 million from $2.2 million for 1993 and increased as a percentage of total revenue from 21.8% for 1993 to 23.3% for 1994. Such increases were due to the costs associated with establishing the Company's United Kingdom office in January 1994 and with developing new training facilities in Cambridge, Massachusetts and San Francisco, California. Cost of services as a percentage of total services revenue decreased from 59.2% for 1993 to 57.4% for 1994 due to increased utilization of service personnel.

Operating Expenses

Research and development expenses for 1994 increased 44.4% to $5.4 million from $3.8 million for 1993 primarily as a result of efforts by the Company to develop versions of its products capable of running on multiple UNIX platforms in a client/server environment. As a percentage of total revenue, research and development expenses declined to 33.5% for 1994 from 36.9% for 1993 due to growth in the Company's total revenue.

Sales and marketing expenses for 1994 increased 94.7% to $2.6 million from $1.4 million for 1993, representing 16.2% and 13.2% of total revenue in the respective years. Such increases reflected the establishment of a sales operation in the United Kingdom and increased sales commission payments.

General and administrative expenses for 1994 increased 30.8% to $1.1 million from $0.8 million for 1993 due to overhead associated with the expansion of the Company's headquarters in Cambridge, Massachusetts, relocation of the regional office in San Francisco, California, and the establishment of operations in the United Kingdom. General and administrative expenses as a percentage of total revenue declined slightly to 6.7% for 1994 from 8.2% for 1993 due to the growth in the Company's total revenue.

License Interest Income

License interest income for 1994 increased 11.6% to $1.5 million from $1.3 million in 1993 primarily due to the prepayment by one customer in 1994 of certain monthly software license fees.

Provision for Income Taxes

The provisions for federal, state and foreign taxes were $0.9 million and $1.5 million for 1993 and 1994, respectively. The effective tax rates were 41.1% for 1993 and 40.0% for 1994. The decrease in the effective tax rate was primarily due to the use of certain tax credits. See Note 7 of Notes to Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has funded its operations primarily through cash flow from operations and bank borrowings. In July 1996, the Company issued and sold 2.7 million shares of Common Stock in connection with its initial public offering. Net proceeds to the Company from such offering were approximately $29.4 million. At December 31, 1996, the Company had cash and cash equivalents of approximately $24.2 million and working capital of approximately $34.4 million. The Company's approach of charging license fees payable in installments over the term of its licenses has historically deferred the receipt of cash and, prior to its initial public offering, limited the availability of working capital.

Net cash provided by operating activities for the years ended December 31, 1994 and 1995 was $1.5 million and $0.8 million, respectively. Net cash used by operating activities for the year ended December 31, 1996 was $2.9 million. Such amounts were used to support the Company's working capital requirements.

The Company used $1.1 million, $1.4 million and $2.0 million of net cash during 1994, 1995 and 1996, respectively, to purchase property and equipment, primarily computer hardware and software, to support the Company's growing employee base and new regional office and training facilities. The Company's capital commitments consist primarily of operating leases for office space. At December 31, 1996, the Company's commitments under non-cancellable operating leases for office space with terms in excess of one year totaled $1.2 million, $1.1 million and $0.6 million for 1997, 1998 and 1999, respectively. The Company's total payments under such leases was $0.9 million, $1.1 million and $1.4 million for 1994, 1995 and 1996, respectively. See Note 6 of Notes to Consolidated Financial Statements.

The Company has a $5.0 million revolving credit line, which is unsecured and expires on June 30, 1997. At December 31, 1996, the Company had no borrowings under its revolving credit line. The Company's credit agreement prohibits the payment of dividends, has profitability requirements and requires maintenance of specified levels of tangible net worth and certain financial ratios. See Note 4 of Notes to Consolidated Financial Statements.

The Company recorded no bad debt expense in 1994. The Company recorded bad debt expense in the amounts of $0.8 million and $0.3 million in 1995 and 1996, respectively, as a result of indications that certain receivables relating primarily to services rendered by the Company would not be collected in full. The receivables with respect to which bad debt expense was recorded related primarily to maintenance and installation services provided by the Company. At the time such services were rendered (and the resulting revenue was recognized) there was no significant uncertainty regarding the acceptance thereof and the collectibility of the related receivables was probable.

The Company believes that the net proceeds from its initial public offering and its public offering which was completed in January 1997 together with cash generated by operations and availability under its bank credit facility will be sufficient to fund the Company's operations for at least the next year. However, there can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

INFLATION

Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact in the future due to the fact that the Company's license and maintenance fees are typically subject to annual increases based on recognized inflation indexes.

SIGNIFICANT CUSTOMERS

During 1994 one customer accounted for 16.8% of the Company's consolidated revenue. This customer also accounted for 12.6% of the Company's 1995 consolidated revenue. In 1995 two other customers accounted for 16.2% and 14.9%, respectively, of the Company's consolidated revenue. In 1996, the Company had three customers that accounted for 14.5%, 11.4% and 10.5%, respectively, of the Company's consolidated revenue.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements involve various risks and uncertainties which could cause the Company's actual results to differ from those expressed in such forward-looking statements. These risks and uncertainties include the seasonal variation of the Company's operations and fluctuations in the Company's quarterly results, rapid technological change involving the Company's products, delays in product development and implementation, the technological compatibility of the Company's products with its customers' systems, the Company's dependence on customers in the financial services market, intense competition in the markets for the Company's products, risk of non-renewal by current customers, management of the Company's growth, and other risks and uncertainties. Works such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and "should" and similar words and expressions are intended to identify the forward-looking statements contained in this Annual Report. These statements are based on estimates, projections, beliefs, and assumptions of the Company and its management and are not guarantees of future performance. Further information regarding those factors which could cause the Company's actual results to differ materially from any forward-looking statements contained herein is included in the Company's filings with the Securities and Exchange Commission.

                                PEGASYSTEMS INC.
                           CONSOLIDATED BALANCE SHEETS
                    (in thousands, except share-related data)


                                           Assets                                       December 31,
                                                                            -------------------------------------
                                                                                  1995                1996
                                                                            ------------------  -----------------
Current assets:
       Cash and cash equivalents                                                         $511            $24,201
       Trade and installment accounts receivable, net of
          allowance for doubtful accounts of $434 and
          $939 at December 31, 1995 and 1996, respectively                              8,896             14,582
       Prepaid expenses and other assets                                                  425              1,235
                                                                            ------------------  -----------------
                  Total current assets                                                  9,832             40,018

Long-term license installments, net                                                    13,399             23,802
Equipment and improvements, net                                                         2,172              3,035
Software development costs, net                                                           473                 --
                                                                            ------------------  -----------------
                  Total assets                                                        $25,876            $66,855
                                                                            ==================  =================

                            Liabilities and Stockholders' Equity
Current liabilities:
       Accounts payable and accrued expenses                                           $1,747             $2,697
       Deferred revenue                                                                   114                 53
       Current portion of long-term debt                                                  782                 --
       Deferred income taxes                                                            2,796              2,904
                                                                            ------------------  -----------------
                  Total current liabilities                                             5,439              5,654

Deferred income taxes                                                                   4,947              8,816
Long-term debt                                                                            816                 --

Stockholders' equity:
       Preferred stock, $.01 par value, 1,000,000 shares
          authorized; no shares issued and outstanding                                     --                 --
       Common stock, $.01 par value, 45,000,000 shares
          authorized; 23,490,000 shares and 26,392,200
          shares issued and outstanding at December 31, 1995
          and December 31, 1996, respectively                                             235                264
       Additional paid-in capital                                                         106             30,206
       Deferred compensation                                                              (91)               (73)
       Retained earnings                                                               14,522             22,022
       Cumulative foreign currency translation adjustment                                 (98)               (34)
                                                                            ------------------  -----------------
                                                                                       14,674             52,385
                                                                            ------------------  -----------------
                  Total liabilities and stockholders' equity                          $25,876            $66,855
                                                                            ==================  =================

The accompanying Notes are an integral part of these Consolidated
Financial Statements.

                                PEGASYSTEMS INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                          Years Ended December 31,
                                           --------------------------------------------------------
                                                 1994                1995               1996
                                           ------------------  -----------------  -----------------

Revenue
      Software license                                $9,662            $13,528            $22,258
      Services                                         6,601              8,719             11,287
                                           ------------------  -----------------  -----------------
        Total revenue                                 16,263             22,247             33,545
                                           ------------------  -----------------  -----------------

Cost of revenue
      Cost of software license                         1,075                635                477
      Cost of services                                 3,791              6,161              6,975
                                           ------------------  -----------------  -----------------
        Total cost of revenue                          4,866              6,796              7,452
                                           ------------------  -----------------  -----------------
Gross profit                                          11,397             15,451             26,093

Operating expenses
      Research and development                         5,440              7,061              8,218
      Sales and marketing                              2,629              3,592              5,999
      General and administrative                       1,092              1,541              1,857
                                           ------------------  -----------------  -----------------
        Total operating expenses                       9,161             12,194             16,074
                                           ------------------  -----------------  -----------------
Income from operations                                 2,236              3,257             10,019

License interest income                                1,457              1,486              1,565
Other interest income                                     21                 16                619
Interest expense                                         (56)              (118)               (85)
                                           ------------------  -----------------  -----------------
Income before provision for
      income taxes                                     3,658              4,641             12,118
Provision for income taxes                             1,465              1,763              4,618
                                           ------------------  -----------------  -----------------
        Net income                                    $2,193             $2,878             $7,500
                                           ==================  =================  =================

Net income per common and
      common equivalent share                          $0.09              $0.11              $0.28
                                           ==================  =================  =================

Weighted average number of
      common and common
      equivalent shares outstanding                   24,102             25,551             26,397
                                           ==================  =================  =================


The accompanying Notes are an integral part of these Consolidated
Financial Statements.

                                PEGASYSTEMS INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                        Common Stock                                                 Cumulative
                               ------------------------                                               Foreign
                                 Number                   Additional                                  Currency        Total
                                   of                      Paid-in        Deferred      Retained     Translation    Stockholders'
                                 Shares       Amount       Capital      Compensation    Earnings      Adjustment       Equity
                               -----------  -----------  ------------  --------------  -----------  --------------  -------------
Balance at December 31,
   1993                           22,617         $226            --            --          $9,451            --         $9,677
Exercise of stock options            873            9           $15            --              --            --             24
Foreign currency
   translation adjustment             --           --            --            --              --          $(22)           (22)
Net income                            --           --            --            --           2,193            --          2,193
                               ----------    ---------   -----------     ---------      ----------   -----------     ----------

Balance at December 31,
   1994                           23,490          235            15            --          11,644           (22)        11,872
Foreign currency
   translation adjustment             --           --            --            --              --           (76)           (76)
Issuance of stock options             --           --            91          $(91)             --            --             --
Net income                            --           --            --            --           2,878            --          2,878
                               ----------    ---------   -----------     ---------      ----------   -----------     ----------

Balance at December 31,
   1995                           23,490          235           106           (91)         14,522           (98)        14,674
Issuance of common
   stock                           2,700           27        29,339            --              --            --         29,366
Exercise of stock options            202            2            64            --              --            --             66
Tax benefit from exercise
   of stock options                   --           --           697            --              --            --            697
Foreign currency
   translation adjustment             --           --            --            --              --            64             64
Amortization of deferred
   compensation                       --           --            --            18              --            --             18
Net income                            --           --            --            --           7,500            --          7,500
                               ----------    ---------   -----------     ---------      ----------   -----------     ----------
Balance at December 31,
   1996                           26,392         $264       $30,206          $(73)        $22,022          $(34)       $52,385
                               ==========    =========   ===========     =========      ==========   ===========     ==========

The accompanying Notes are an integral part of these Consolidated
Financial Statements.

                                PEGASYSTEMS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                         Years Ended December 31,
                                                          --------------------------------------------------------
                                                                1994               1995                1996
                                                          -----------------  ------------------  -----------------
Operating activities
    Net income                                                      $2,193              $2,878             $7,500
    Adjustments to reconcile net income to
       net cash provided (used) by operating
       activities:
       Provision for deferred income taxes                             961               1,836              3,977
       Depreciation and amortization                                 1,511               1,455              1,633
       Provision for doubtful accounts                                  --                 793                300
       Change in operating assets and liabilities:
          Increase in trade and installment
             accounts receivable                                    (3,988)             (5,638)           (16,389)
          Increase in prepaid expenses and
             other assets                                              (16)               (221)              (810)
          Decrease in inventory                                        215                  --                 --
          Increase (decrease) in accounts
             payable and accrued expenses                              971                (244)               950
          Decrease in deferred revenue                                (336)                (25)               (61)
                                                          -----------------  ------------------  -----------------
                Net cash provided (used) by
                  operating activities                               1,511                 834             (2,900)

Investing activities
       Purchase of equipment and
          improvements                                              (1,131)             (1,423)            (2,005)
       Software development costs                                     (297)                 --                 --
                                                          -----------------  ------------------  -----------------
                Net cash used in investing
                  activities                                        (1,428)             (1,423)            (2,005)

Financing activities
    Repayment of note payable to shareholder                          (180)                (50)                --
    Proceeds from issuance of long-term debt                           380               1,345                 --
    Repayments of long-term debt                                      (263)               (575)            (1,598)
    Issuance of common stock, net                                       --                  --             29,366
    Exercise of stock options                                           23                  --                 66
    Tax benefit from exercise of stock options                          --                  --                697
                                                          -----------------  ------------------  -----------------
                Net cash provided (used) by
                  financing activities                                 (40)                720             28,531
    Effect of exchange rate on cash                                    (22)                (76)                64
                                                          -----------------  ------------------  -----------------
    Net increase in cash                                                21                  55             23,690
    Cash and cash equivalents at beginning of year                     435                 456                511
                                                          -----------------  ------------------  -----------------
    Cash and cash equivalents at end of year                          $456                $511            $24,201
                                                          =================  ==================  =================

Supplemental Disclosures of Cash Flow Information:
    Cash paid during period:
       Interest                                                        $56                $119                $86
                                                          =================  ==================  =================
       Income taxes                                                   $135                $315                $90
                                                          =================  ==================  =================

The accompanying Notes are an integral part of these Consolidated
Financial Statements.

PEGASYSTEMS INC.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - December 31, 1996

1.   SIGNIFICANT ACCOUNTING POLICIES

Business
Pegasystems Inc. (the Company) was incorporated on April 21, 1983, and develops customer service management software used by large, transaction-intensive organizations to automate and manage their customer interactions. Customers of the Company include large banks and credit card processors and mutual fund companies. The Company also offers consulting, training, and maintenance and support services to facilitate the installation and use of its solutions.

The environment of rapid technological change and intense competition which is characteristic of the software development industry results in frequent new products and evolving industry standards. The Company's continued success depends upon its ability to enhance current products and develop new products on a timely basis which keep pace with the changes in technology and competitors' innovations.

International revenue is subject to various risks including imposition of government controls, export license requirements, political and economic conditions and instability, trade restrictions, currency fluctuations, changes in taxes, difficulties in staffing and managing international operations, and high local wage scales and other operating costs and expenses.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pegasystems Limited and Pegasystems Investment Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The translation of assets and liabilities of the Company's foreign subsidiary is made at year-end rates of exchange, while revenue and expense accounts are recorded at the average rates of exchange. The resulting translation adjustments are excluded from net income and are charged or credited to "Cumulative foreign currency translation adjustment" included as part of stockholders' equity. Realized and unrealized exchange gains or losses from transaction adjustments are reflected in operations and are not material.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. Specifically, revenue from software licenses is generally recognized upon product acceptance pursuant to non-cancellable license agreements, and is based on management's assessment that the collectibility risk on the long-term license installments is low. Upon acceptance, the Company has no significant vendor obligations. The Company accrues the estimated cost of warranty and product returns in the period in which product revenue is recognized; historically these amounts have not been material. In the case of license renewals, revenue is recognized upon execution of the renewal license agreement or if, as is generally the case, renewal is automatic unless the customer gives notice of termination, at the expiration of the period during which the customer has the right to terminate. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company recognizes implementation as well as consulting and training fees as the services are provided.

Software license revenue represents the present value of future payments under non-cancellable license agreements which provide for payment in installments typically over a five-year period. A portion of the revenue from each agreement is recognized as interest income over the term of the agreement.

The discount rate in effect for 1994, 1995 and the three months ended March 31, 1996 was 7%. The discount rate for the nine month period ended December 31, 1996 was 6.75%. The trade and installment accounts receivable recorded on the balance sheet are net of $3.9 million and $5.1 million as of December 31, 1995 and 1996, respectively, which represents the imputed interest portion of future payments due under the Company's license agreements. Deferred revenue represents payments from customers, primarily for maintenance services, which are recognized as revenue as the related services are performed.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of less than three months.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivable and long-term license installments receivable. The Company records long-term license installments in accordance with its revenue recognition policy which results in receivables from customers, primarily large financial service organizations with strong credit ratings.

Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are three years for equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the life of the lease.

Software Development Costs

In compliance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," certain software development costs are capitalized in the accompanying consolidated balance sheets. Capitalization of software development costs begins upon the establishment of technological feasibility, defined by the Company as a working model or an operative version of the computer software product that is completed in the same language and is capable of running on all of the platforms as the product to be ultimately marketed. During 1994, the Company capitalized $0.3 million of software costs. No costs were capitalized during 1995 or 1996.

Amortization of capitalized software development cost is included in costs of software license revenue and is provided on a straight-line basis of two years, which approximates the estimated useful life of the software as it relates to the Company's sales. The straight-line amortization is not materially different from the amortization computed using the current period revenues as a percent of total expected product revenues. Total amortization expense charged to operations was $1.1 million, $0.6 million and $0.5 million during 1994, 1995 and 1996, respectively.

Net Income Per Share

Net income per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during each period, assuming the exercise of stock options into common stock under the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive; however, pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to stock options (using the treasury stock method and the initial public offering price) issued during the twelve months prior to the registration statement filed with respect to the initial filing of the initial public offering are included for all periods presented whether or not they are anti-dilutive. Fully-diluted earnings per common share are not presented as they are not materially different from primary earnings per common share. Dilutive common equivalent shares consist of stock options (using the treasury stock method and using the assumed initial public offering price). Net income per share also reflects a fifteen-for-one stock split effective December 9, 1994, and a three-for-one stock split effective July 10, 1996.


Stock Options


The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so. During 1995, the Company granted stock options for a fixed number of shares to employees with an exercise price less than the then fair market value of the shares at the date of the grant. For the difference between the fair market value and the exercise price, the Company recorded deferred compensation which is being expensed over the vesting period.


The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and will continue to account for its stock option plans in accordance with the provisions of APB 25, "Accounting for Stock Issued to Employees."


Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of the areas where estimates are utilized included allowance for bad debts, capitalized software, income taxes, revenue and various accrued expenses. Actual results could differ from those estimates.

2.   EQUIPMENT AND IMPROVEMENTS

The cost and accumulated depreciation of equipment and improvements consist of the following:


                                                             December 31,
                                               -------------------------------------------
                                                             (in thousands)
                                                      1995                      1996
                                               -----------------           ---------------
Equipment                                                 $2,186                    $3,956
Furniture and fixtures                                       863                     1,005
Leasehold improvements                                       434                       527
                                                ----------------           ---------------
                                                           3,483                     5,488
Less accumulated depreciation                             (1,311)                   (2,453)
                                                ----------------           ---------------
Equipment and improvements, net                           $2,172                    $3,035
                                                ================           ===============

Depreciation expense was approximately $0.4 million, $0.8 million and $1.2 million for the years ended December 31, 1994, 1995 and 1996, respectively.

3.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:


                                                                                            December 31,
                                                                              -------------------------------------------
                                                                                            (in thousands)
                                                                                     1995                      1996
                                                                              -----------------           ---------------
Trade accounts payable                                                                     $557                      $692
Employee compensation and benefits                                                          568                     1,257
Accrued income taxes                                                                         --                       160
Other                                                                                       622                       588
                                                                               ----------------           ---------------
                                                                                         $1,747                    $2,697
                                                                               ================           ===============

4.   DEBT AND OTHER FINANCIAL INSTRUMENTS

Long-term debt consists of the following:


                                                                                            December 31,
                                                                              -------------------------------------------
                                                                                            (in thousands)
                                                                                     1995                      1996
                                                                              -----------------           ---------------

Note payable to bank, with originally scheduled monthly payments of
 $17 thousand plus interest through December 1, 1996                                       $207                        --
Note payable to bank, with originally scheduled monthly payments of
 $11 thousand plus interest through December 1, 1997                                        243                        --
Note payable to bank, with originally scheduled monthly payments of
 $33 thousand plus interest through June 28, 1998                                           983                        --
Note payable to bank, with originally scheduled monthly payments of
 $5 thousand plus interest through December 28, 1998                                        165                        --
                                                                               ----------------           ---------------
                                                                                          1,598                        --
Less current portion                                                                      (782)                        --
                                                                               ----------------           ---------------
                                                                                           $816                        --
                                                                               ================           ===============

The notes bore interest at the bank's prime rate (8.5% at December 31, 1995) plus 1/2%. The notes were secured by all computer equipment and furniture and fixtures of the Company. As of December 31, 1996, the Company had repaid all of the notes.

As of December 31, 1995, the Company had a line of credit with a bank allowing for borrowings up to $2.5 million at the prime rate, which line of credit was scheduled to expire on June 1, 1996. As of December 31, 1996, the Company's bank line of credit had been increased to $5.0 million and extended until June 30, 1997. The Company had no drawings against the line of credit at December 31, 1995 and 1996. Borrowings are subject to various covenants which call for a specified level of working capital and net worth, maintenance of certain financial ratios, and restrictions on the payments of dividends.

Financial instruments outstanding at December 31, 1995 and 1996 are as follows:


                                                        December 31,                            December 31,
                                             ------------------------------------     ---------------------------------
                                                        (in thousands)                          (in thousands)
                                                   1995                1995                1996              1996
                                             ----------------    ----------------     --------------    ---------------
                                                 Carrying              Fair              Carrying             Fair
                                                  Amount               Value              Amount             Value
                                             ----------------    ----------------     --------------    ---------------
Assets:
 Cash and cash equivalents                          $511                $511              $24,201           $24,201
Liabilities:
 Notes payable to a bank                          (1,598)             (1,598)                  --                --

5.   EMPLOYEE BENEFIT PLANS

Stock Option Plan

The Company adopted an incentive stock option plan effective July 29, 1983 (the "1983 Plan"). Key employees, as selected by the Board of Directors of the Company, were granted options to purchase the Company's common stock at a price, which in the Board of Directors' opinion, reflected fair value on the date of the grant. The 1983 plan expired in 1993. At December 31, 1996, no options issued under this plan were outstanding.

Long-Term Incentive Plan

During the year ended December 31, 1994, the Company adopted a Long-Term Incentive Plan (the "1994 Plan") to provide incentives to employees, directors and consultants through opportunities to purchase stock through incentive stock options and through options which do not qualify as incentive stock options.

In addition to options, eligible participants under the 1994 Plan may be granted stock appreciation rights, restricted stock and long-term performance awards. At December 31, 1995, 2.4 million shares were reserved for issuance under the 1994 Plan. As of December 31, 1996, the Company had approved an increase in the number of shares issuable under the 1994 Plan from 2.4 million to 5.0 million. Shares equal to 2% of the outstanding shares at the start of each fiscal year shall be reserved for granting of replacement options; however, this may not cause the maximum shareholder dilution caused by the 1994 Plan to exceed the 5.0 million shares of stock reserved for issuance under the 1994 Plan.

The option price per share is to be determined at the date of grant. For incentive stock options, the option price may not be less than 100% of the fair market value of the Company's common stock at the grant date. Incentive stock options granted to a person having greater than 10% of the voting power of all classes of stock must have an exercise price of at least 110% of fair market value of the Company's common stock.

1996 Non-Employee Director Stock Option Plan

The 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. The Director Plan provides for the grant of options for the purchase of up to 250,000 shares of Common Stock of the Company. As of December 31, 1996, options to purchase 90,000 shares were outstanding under the Director Plan.

The Director Plan is administered by the Compensation Committee and provides that each person who becomes a director of the Company after May 13, 1996, and who is not also an employee of the Company, will receive upon initial election to the Board of Directors an option to purchase 30,000 shares of Common Stock vesting in equal annual installments over five years. The exercise price for all options granted under the Director Plan is equal to the market price of the Common Stock as of the date of grant.

1996 Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. An aggregate of 500,000 shares of Common Stock are reserved for issuance pursuant to this plan. To date, there have been no offerings under the Stock Purchase Plan and no shares of Common Stock have been issued thereunder.

The following table presents the combined activity of the two option plans in which offerings have occurred for the years ended December 31, 1994, 1995 and 1996:


                                       1994                        1995                           1996
                              -----------------------    ---------------------------    ---------------------------
                                             Weighted                       Weighted                       Weighted
                              Number         Average         Number         Average         Number         Average
                                of           Exercise         of           Exercise          of           Exercise
                              Options         Price          Options         Price          Options         Price
                           -------------     --------    -------------     ---------    -------------     ---------
Outstanding options        (in thousands)                (in thousands)                 (in thousands)
at beginning of year           1,269          $0.23          1,672           $0.33           1,924          $0.34
Granted                        1,636          $0.33            335           $0.39             993         $13.19
Exercised                       (873)         $0.03            --             --              (202)         $0.33
Cancelled                       (360)         $0.66            (83)          $0.48            (133)         $4.94
                           -------------     --------    -------------     ---------    -------------     ---------
Outstanding options at
end of year                    1,672          $0.33          1,924           $0.34           2,582          $5.04
                           =============     ========    =============     =========    =============     =========
Exercisable options at
end of year                      396          $0.36            606           $0.33             679          $0.33
                           =============     ========    =============     =========    =============     =========
Weighted average fair
value of options granted
during the year                $0.10                         $0.09                           $8.84
                           =============                 =============                  =============

In December 1995, the Company granted options to purchase 335,250 shares of Common Stock at an exercise price of $.39 per share. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred compensation in the amount of $91,000 to recognize the aggregate difference between the deemed fair value for accounting purposes of the stock options at the date of grant and the exercise price. The deferred compensation will be amortized over the option vesting period of five years.

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1996:


                                      Options Outstanding                 Options Exercisable
                           ----------------------------------------   --------------------------
                                             Weighted      Weighted                     Weighted
                              Number          Average      Average       Number         Average
Range of exercise prices    Outstanding      Remaining     Exercise    Exercisable      Exercise
                           (in thousands)   Contractual     Price     (in thousands)
                                            Life (years)
------------------------   -------------    ------------   --------   --------------    --------
 $0.33 - $0.39                     1,620            8.2       $0.34              679       $0.33
 $6.00 - $10.00                      698            9.4       $9.60               --          --
$12.50 - $26.50                      158            9.6      $16.52               --          --
$29.00 - $30.50                      106            9.9      $29.86               --          --
                           -------------                              --------------
                                   2,582                                         679
                           =============                              ==============

Pursuant to the requirements of FAS 123, the following are the pro forma net income and net income per share for 1995 and 1996, as if the compensation expense for the option plans had been determined based on the fair value at the grant date for grants in 1995 and 1996, consistent with the provisions of FAS 123:

                                                               1995                                       1996
                                   ---------------------------------------    ---------------------------------------
                                       As Reported            Pro Forma           As Reported            Pro Forma
                                   -----------------    ------------------    -----------------    ------------------
Net income (in thousands)                    $2,878                $2,878               $7,500                $7,122
Net income per share                          $0.11                 $0.11                $0.28                 $0.27

A range of expected vesting percentages were given to each range of exercise prices. For the range of exercise prices from $0.33 to $0.39, $6.00 to $10.00, $12.50 to $26.50 and $29.00 to $30.50, it is expected that 95 percent, 90 percent, 75 percent and 50 percent of those options will vest, respectively. These ranges were based upon the Company's estimates that a more significant number of lower priced options as compared to higher priced options will vest.

The fair value of options at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                   Option
                                   ---------------------------------------
                                         1995                 1996
                                   -----------------    ------------------
Volatility                                      0.0             0.0 - 9.9
Expected option life (years)                    5.0                   5.0
Interest rate (risk free)                      5.51%          5.38 - 6.69%

Volatility was calculated on a monthly basis. Exclusive of one month's data where volatility was 9.9, volatility ranged from 0.0 to 1.4. The Company has never declared nor paid dividends on any of its capital stock and does not expect to in the foreseeable future.

The effects on 1995 and 1996 pro forma net income and net income per share of expensing the estimated fair value of stock options and shares are not necessarily representative of the effects on reporting the results of operations for future years as the periods presented include only one and two years of option grants under the Company's plans.

6.   LEASES

The Company leases certain equipment and office space under non-cancellable operating leases. Future minimum rental payments required under the operating leases with non-cancellable terms in excess of one year at December 31, 1996 are as follows:

Year ended December 31,          (in thousands)
                                ---------------
1997                                     $1,198
1998                                      1,125
1999                                        580
2000                                        322
                                ---------------
  Total                                  $3,225
                                ===============

Total rent expense under operating leases was approximately $0.9 million, $1.1 million and $1.4 million for the years ended December 31, 1994, 1995 and 1996, respectively.

7.   INCOME TAXES

Income before income taxes consists of the following:

                                         (in thousands)
                          1994                1995               1996
                    ----------------    ---------------    ----------------
Domestic                      $3,512             $4,318            $11,546
Foreign                          146                323                572
                    ----------------    ---------------    ----------------
 Total                        $3,658             $4,641            $12,118
                    ================    ===============    ================

The provision (benefit) for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of the following:

                                         (in thousands)
                          1994                1995               1996
                    ----------------    ---------------    ----------------
Current:
 Federal                        $297             $(107)                $6
 State                           176               (39)               212
 Foreign                          31                73                160
                    ----------------    ---------------    ----------------
  Total current                  504               (73)               378
                    ----------------    ---------------    ----------------
Deferred:
 Federal                         691             1,563              3,662
 State                           270               273                578
                                        ---------------    ----------------
                    ----------------
  Total deferred                 961             1,836              4,240
                    ----------------    ---------------    ----------------
                               $1,465            $1,763             $4,618
                    =================   ================   ================

The effective income tax rate differed from the statutory federal income tax rate due to:

                                                           1994             1995             1996
                                                      -------------     ------------     ------------
Statutory federal income tax rate                              34.0%            34.0%            35.0%
State income taxes, net of federal benefit                      7.3              5.8              4.2
Permanent differences                                           2.0              0.7              0.3
Tax credits                                                    (3.3)            (2.5)            (0.6)
Other                                                             --              --             (0.8)
                                                      -------------     ------------     ------------
 Effective income tax rate                                     40.0%            38.0%            38.1%
                                                      =============     ============     ============

At December 31, 1994, 1995 and 1996, the Company had alternative minimum tax
(AMT) and research and development (R&D) credit carryforwards of approximately $0.6 million, $0.6 million and $0.8 million, respectively, available to offset future federal taxable income. The carryforward period for the AMT credit is unlimited. The R&D credit carryforwards generally expire from 2004 to 2008.

Deferred income taxes at December 31, 1995 and 1996 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows:

                                                          December 31,
                                         -----------------------------------------------
                                                          (in thousands)
                                                 1995                      1996
                                         -------------------        -------------------
Deferred tax liabilities:
 Software revenue                                    $(9,303)                  $(14,103)
 Capitalized software                                   (213)                        --
 Depreciation                                           (142)                      (215)
 Other                                                   (41)                       (71)
                                         -------------------        -------------------
  Total deferred tax liabilities                      (9,699)                   (14,389)
                                         -------------------        -------------------
Deferred tax assets:
 Deferred state taxes                                    729                        836
 License fees                                            119                         --
 Vacation accrual                                        109                        380
 Other                                                   274                        655
 Tax credits                                             725                        798
                                         -------------------        -------------------
  Total deferred tax assets                            1,956                      2,669
                                         -------------------        -------------------
  Net deferred tax liabilities                        (7,743)                   (11,720)
  Less current portion                                (2,796)                    (2,904)
                                         -------------------        -------------------
                                                     $(4,947)                   $(8,816)
                                         ===================        ===================

8.   SIGNIFICANT CUSTOMERS

During 1994 one customer accounted for 16.8% of the Company's consolidated revenue. This customer also accounted for 12.6% of the Company's 1995 consolidated revenue. In 1995 two other customers accounted for 16.2% and 14.9%, respectively, of the Company's consolidated revenue. In 1996, the Company had three customers that accounted for 14.5%, 11.4% and 10.5%, respectively, of the Company's consolidated revenue.

9.   INTERNATIONAL OPERATIONS

The Company's export sales from the United States for 1994, 1995 and 1996 are as follows:

                                                      (in thousands)
                                         1994              1995              1996
                                   ---------------    --------------    --------------
United Kingdom                              $1,515            $1,343           $3,698
Continental Europe                           1,409               877            2,017
Other                                        1,008               114              232
                                   ---------------    --------------    --------------
                                            $3,932            $2,334           $5,947
                                   ===============    ==============    ==============

10.  RECAPITALIZATION AND STOCK SPLIT

On December 9, 1994, the Company's Board of Directors declared a fifteen-for-one split of shares of $.01 par value common stock effected in the form of a dividend. This dividend resulted in 7.8 million shares of common stock being issued and outstanding after the split. The par value of the additional shares of common stock issued in connection with the stock split was credited to common stock and a like amount was charged to additional paid-in capital to the extent available, and the remainder to retained earnings.

On July 10, 1996, the Company increased the number of shares of common stock authorized from 9.0 million to 45.0 million shares. The Company's Board of Directors approved a three-for-one stock split in the form of a stock dividend effective on July 10, 1996. The financial statements give effect to both stock splits for all periods presented.

The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate 1.0 million shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifying limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemptions (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any shares or designations of such series.

11.  SUBSEQUENT EVENTS

Secondary Public Offering: On January 28, 1997, the Company completed a secondary public offering of 1.8 million shares of its common stock at $30.125 per share.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Pegasystems Inc.

We have audited the accompanying consolidated balance sheets of Pegasystems Inc. as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pegasystems Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
                                                 ERNST & YOUNG LLP

Boston, Massachusetts
February 24, 1997