Form 10-K, Exhibit 13
period 1997-12-31
PEGASYSTEMS INC
filed 1998-04-15
CIK 1013857

Exhibit 13.1

STOCK PRICE HISTORY AND RELATED STOCKHOLDER MATTERS (unaudited)

The following table sets forth the range of high and low sales prices on the National Association of Security Dealers Automatic Quotation ("Nasdaq") National Market System under the Nasdaq symbol PEGA, for 1996 and 1997. The Company's common stock has been traded on the Nasdaq National Market System since its initial public offering in July 1996. Prior to that date, there was no public market for the Company's common stock. As of February 6, 1998, the Company had approximately 39 stockholders of record and approximately 2,600 beneficial owners of the Company's common stock. On February 25, 1998, the closing sale price of the common stock was $22.00. The Company has never declared or paid any dividends on its common stock. The Company intends to retain its earnings to finance future growth, and therefore does not anticipate paying any dividends in the foreseeable future.


1997                                                    High            Low
---------------------------------------             ------------   -------------
First Quarter                                         $ 39.13         $ 19.38
Second Quarter                                        $ 32.06         $ 16.75
Third Quarter                                         $ 38.50         $ 26.81
Fourth Quarter                                        $ 33.88         $ 15.13

1996                                                  High              Low
---------------------------------------            ------------     ------------

Third Quarter (beginning July 19, 1996)                $27.00          $10.00
Fourth Quarter                                         $37.00          $26.13

                                PEGASYSTEMS INC.
          FIVE YEAR COMPARISON OF SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below at December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the consolidated financial statements of Pegasystems Inc. ("Pegasystems" or the "Company"). This data may not be indicative of the Company's future condition or results of operations and should be read in conjunction with the consolidated financial statements and related notes included herein.


                                                                        Years Ended December 31,
                                               ----------------------------------------------------------------------------
(in thousands, except per share data)             1993            1994            1995            1996            1997
                                               -----------     -----------     -----------     ------------    ------------
Consolidated Statement of Income Data:
Total revenue                                     $10,212         $16,263         $22,247          $33,545         $44,361
Income (loss) from operations                         793           2,236           3,257           10,019         (3,388)
License interest income                             1,305           1,457           1,486            1,565           1,789
Net income                                          1,233           2,193           2,878            7,500
                                                                                                                     1,085
*Earnings per share:
    Basic                                         $  0.05         $  0.09        $   0.12          $  0.30         $  0.04
    Diluted                                       $  0.05         $  0.09        $   0.12          $  0.28         $  0.04
Weighted average number of
 common shares outstanding:
    Basic                                          22,501          23,407          23,490           24,802          28,284
    Diluted                                        23,437          23,472          23,743           26,397          30,268


                                                                              December 31,
                                               ----------------------------------------------------------------------------
(in thousands)                                    1993            1994            1995            1996            1997
                                               -----------     -----------     -----------     ------------    ------------

Consolidated Balance Sheet Data:
Cash and cash equivalents                         $   435         $   456        $    511          $24,201        $ 52,005
Working capital                                     4,231           4,441           4,393           34,364          62,708
Long-term license installments, net                 6,782           9,135          13,399           23,802          36,403
Total assets                                       17,057          20,787          25,876           66,855         127,520
Long-term debt                                        458             450             816               --              --
Stockholders' equity                                9,676          11,872          14,674           52,385         108,649

Certain of these amounts have been restated in accordance with the adoption of SFAS No. 128, "Earnings Per Share."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was founded in April 1983 to develop, market and support customer management software solutions for financial services organizations. Product development began immediately and by the end of the year the Company had secured its first customer.

The Company's revenue is derived from two sources: software license fees and services revenue. License fees, which have historically represented the majority of the Company's total revenue, are generally payable on a monthly basis under license agreements which typically have a five-year term and may be extended at the customer's option for an additional fixed period. Such license agreements are generally non-cancellable, although some may be terminated by the licensee for a fee prior to the expiration of the initial term but after a minimum specified period. The Company's licenses generally provide for annual license fee increases (the "inflation adjustments") based on recognized inflation indexes (sometimes subject to maximums). The Company believes that both it and its customers derive substantial benefits from the recurring fee model because it encourages the Company to be responsive to customer needs and provides the Company with additional revenue opportunities through license renewals.

License revenue is generally recognized upon product acceptance. In the case of license agreement renewals or extensions, revenue is recognized upon execution of the renewal or the extension. The inflation adjustments are recognized ratably over the periods to which they apply. The amount of software license revenue recognized upon product acceptance or license renewal is equal to the present value of the payments due during the minimum initial or renewal term, as the case may be, plus the present value of any early termination fee. In 1995, and the three months ended March 31, 1996, the discount rate for purposes of the present value calculation was 7%; for the nine months ended December 31, 1996, such discount rate was 6.75%. Commencing with the three months ended March 31, 1996, the Company established and intends to continue to establish the discount rate quarterly as a function of the Company's current marginal borrowing rate. In 1997, the discount rate for purposes of the present value calculation was 7%. The imputed interest portion of the license fees, which is reported as license interest income in the Company's consolidated statements of income, is recognized over the minimum initial or the renewal term, as the case may be. To date, a substantial majority of the Company's software licenses have been renewed upon expiration. The fact that a portion of the Company's revenue is derived from the renewal of license agreements with fixed expiration dates assists the Company in anticipating future revenue.

The Company's services revenue is comprised of fees for implementation, consulting, maintenance and training services. Software license customers are offered the ability to enter into a maintenance contract requiring the customer to pay a monthly maintenance fee over the term of the related license agreement typically equal to approximately 18% of the license fee. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company's software implementation agreements typically require the Company to provide a specified level of implementation services for a fixed fee, typically with additional implementation services available at an hourly rate. Implementation fees are payable upon the achievement of specified milestones. The Company generally recognizes implementation as well as consulting and training fees as the services are provided.

The Company's export revenue has fluctuated considerably in the past due to the fact that such revenue has been largely attributable to a small number of product acceptances during a given period. Export revenue declined from $3.9 million to $2.3 million in 1995 due to the lack of large product acceptances during the year. In 1996, export revenue increased to $5.9 million, as a result of new customers in the European marketplace. In 1997, export revenue increased to $7.3 million as a result of new product acceptances and license renewals in Europe, Canada and Mexico.

Most of the Company's contracts are denominated in U.S. dollars, although several are denominated in other currencies, primarily British pounds sterling. The Company expects that in the future more of its contracts will be denominated in foreign currencies. The Company has not experienced any significant foreign exchange gains or losses, and the Company does not expect that foreign currency fluctuations will significantly affect either its revenue or costs in the near term.

The Company's business has experienced and is expected to continue to experience significant seasonality. Historically, the Company has recognized a greater percentage of its revenue in its third and fourth quarters than in its first and second quarters due to the Company's sales commission structure and the impact of that structure on the timing of product acceptances and license renewals by customers. This pattern is reinforced by the Company's maintenance contracts, which generally entitle customers to, among other things, a fixed number of hours of service per calendar year. Once the annual allotment of service hours is exhausted, customers pay for additional services on an hourly basis, typically resulting in higher services revenue in the Company's second, third, and fourth quarters.


RESULTS OF OPERATIONS

The following table sets forth for the years indicated the percentage of total revenue represented by certain items reflected in the Statements of Income of the Company:

                                                               Years Ended December 31,
                                              ------------------------------------------------------------
                                                 1995                    1996                   1997
                                              ------------            ------------         ---------------
                                                          (as a percentage of total revenue)
Revenue:
 Software license                                 60.8%                   66.4%                 64.6%
 Services                                         39.2                    33.6                  35.4
                                              ------------            ------------         ---------------
  Total revenue                                  100.0                   100.0                 100.0
                                              ------------            ------------         ---------------
Cost of revenue:
 Cost of software license                          2.9                     1.4                   0.6
 Cost of services                                 27.7                    20.8                  26.5
                                              ------------            ------------         ---------------
  Total cost of revenue                           30.6                    22.2                  27.1
                                              ------------            ------------         ---------------

Gross profit                                      69.4                    77.8                  72.9
                                              ------------            ------------         ---------------

Operating expenses:
 Research and development                         31.7                    24.5                  34.1
 Selling and marketing                            16.1                    17.9                  39.4
 General and administrative                        6.9                     5.5                   7.0
                                              ------------            ------------         ---------------
  Total operating expenses                        54.7                    47.9                  80.5
                                              ------------            ------------         ---------------
Income (loss) from operations                     14.7                    29.9                  (7.6)
License interest income                            6.7                     4.7                   4.0
Other interest income                              0.1                     1.8                   7.5
Interest expense                                  (0.5)                   (0.3)                   --
                                              ------------            ------------         ---------------
Income before provision for income taxes          21.0                    36.1                   3.9
Provision for income taxes                         7.9                    13.7                   1.5
                                              ============            ============         ===============
Net income                                        13.1%                   22.4%                  2.4%
                                              ============            ============         ===============

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

The Company restated its consolidated financial statements for the unaudited quarters ended March 31, 1997, June 30, 1997, and September 30, 1997. The restatements reflect changes in the timing of revenue recognition and expense on certain contracts and increased reserves for revenue and doubtful accounts. In the opinion of management, all material adjustments necessary to correct the financial statements have been made.

Revenue

Total revenue for 1997 increased 32.2% to $44.4 million from $33.5 million for 1996. The increase was primarily due to an increase in software license revenue.

Software license revenue for 1997 increased 28.7% to $28.7 million from $22.3 million for 1996. The increase in software license revenue was primarily attributable to software license acceptances by new customers, software license agreement renewals, expanded software usage by existing customers, the licensing of standard product templates, and inflation-based increases in monthly license fees.

Services revenue for 1997 increased 39.1% to $15.7 million from $11.3 million for 1996. The increase in services revenue was primarily attributable to increased demand for implementation and consulting services.

Cost of Revenue

Cost of software license consists of amortization expense related to stock warrant and capitalized software costs, royalty payments to third party software vendors, and costs of product media, duplication and packaging. Cost of software license for 1997 decreased 46.4% to $0.3 million from $0.5 million for 1996, and decreased as a percentage of total revenue from 1.4% for 1996 to 0.6% for 1997. As a percentage of software license revenue, cost of software license decreased from 2.1% for 1996 to 0.9% for 1997. Such decreases were due to decreased amortization of purchased software costs partially offset by the costs associated with a stock purchase warrant issued by the Company in June 1997, which cost is being amortized through December 31, 2002.

Cost of services consists primarily of the costs of providing implementation, consulting, maintenance, and training services. Cost of services for 1997 increased 68.9% to $11.8 million from $7.0 million for 1996. Cost of services as a percentage of total revenue increased from 20.8% for 1996 to 26.6% for 1997, and increased as a percentage of services revenue from 61.8% for 1996 to 75.0% for 1997. These increases in cost of services were mainly due to increased staffing in the Company's Client Services group worldwide.


Operating Expenses

Research and development expenses consist primarily of the cost of personnel and equipment needed to conduct the Company's research and development efforts. Research and development expenses for 1997 increased 83.8% to $15.1 million from $8.2 million for 1996. The increase in research and development expenses was due to the hiring of additional development personnel as well as the depreciation of purchased capitalized software. As a percentage of total revenue, research and development expenses increased from 24.5% for 1996 to 34.0% for 1997. The Company has been increasing spending on sales and marketing more rapidly then increases in development and intends to continue a strategy of leveraging existing product functionality by balancing its historical focus on research and development with an increased emphasis on sales and marketing.

Selling and marketing expenses for 1997 increased 191.4% to $17.5 million from $6.0 million for 1996. As a percentage of total revenue, selling and marketing expenses increased from 17.9% for 1996 to 39.4% for 1997 as the Company invested in building its sales force. Such increases were attributable to the hiring of additional direct sales and marketing personnel, increased sales commission payments attributable to higher sales, and increased investment in marketing support activities and materials. During 1997, the Company continued to build its sales and marketing infrastructure in its domestic and international offices.

General and administrative expenses consist primarily of the salaries of the Company's executive, administrative and financial personnel, and associated expenses. General and administrative expenses for 1997 increased 68.2% to $3.1 million from $1.9 million for 1996 due to increased investment in the infrastructure needed to support the Company's growth. Such expenses increased as a percentage of total revenue from 5.5% for 1996 to 7.0% for 1997 due to the Company's investment in infrastructure.

License Interest Income

License interest income represents the portion of all license fees due under software license agreements which was not recognized upon product acceptance or license renewal. License interest income for 1997 increased 14.3% to $1.8 million from $1.6 million for 1996 reflecting a larger installed product base.

Provision for Income Taxes

The provisions for federal, state and foreign taxes were $4.6 million and $0.7 million for 1996 and 1997, respectively. The effective tax rates were 38.1% for 1996 and 38.0% for 1997. At December 31, 1997, the Company had $9.1 million in net operating loss and research and development tax credit carryforwards available to offset future federal taxable income. See Note 8 of Notes to Consolidated Financial Statements.

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

Selling and marketing expenses for 1996 increased 67.0% to $6.0 million from $3.6 million for 1995. As a percentage of total revenue, selling and marketing expenses increased from 16.1% for 1995 to 17.9% for 1996. Such increases were attributable to the hiring of additional direct sales and marketing personnel, increased sales commission payments attributable to higher sales, and increased investment in marketing support activities and materials.

General and administrative expenses for 1996 increased 20.5% to $1.9 million from $1.5 million for 1995 due to increased investment in the infrastructure needed to support the Company's growth. Such expenses declined as a percentage of total revenue from 6.9% for 1995 to 5.5% for 1996 due to the growth in the Company's total revenue.


License Interest Income

License interest income for 1996 increased 5.3% to $1.6 million from $1.5 million for 1995, reflecting a larger installed product base.

Provision for Income Taxes

The provisions for federal, state and foreign taxes were $1.8 million and $4.6 million for 1995 and 1996, respectively. The effective tax rates were 38.0% for 1995 and 38.1% for 1996. At December 31, 1996, the Company had $0.8 million in research and development tax credit carryforwards available to offset future federal taxable income. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company had funded its operations primarily through cash flow from operations and bank borrowings. In July 1996, the Company issued and sold 2.7 million shares of Common Stock in connection with its initial public offering. Net proceeds to the Company from such offering were approximately $29.4 million. In January 1997, the Company issued and sold 1.8 million shares of Common Stock in connection with a second public offering. Net proceeds to the Company from such second public offering were approximately $51.9 million. At December 31, 1997, the Company had cash and cash equivalents of approximately $52.0 million and working capital of approximately $62.7 million. The Company's approach of charging license fees payable in installments over the term of its licenses has historically deferred the receipt of cash and, prior to its initial public offering, had limited the availability of working capital.

Net cash provided by operating activities for the year ended December 31, 1995 was $0.8 million. Net cash used in operating activities for the years ended December 31, 1996 and 1997 was $2.9 million and $10.0 million, respectively. The increase in cash used in operating activities was primarily due to a reduction in net income, and an increase in accounts receivable, prepaid expenses and other assets.

Net cash used by investing activities for the years ended December 31, 1995, 1996 and 1997 was $1.4 million, $2.0 million and $14.5 million, respectively. This cash was used mainly to support the purchase of development software, in addition to the purchase of property and equipment consisting mainly of computer hardware and software and furniture and fixtures to support the Company's growing employee base.

Net cash provided by financing activities for the years ended December 31, 1995, 1996 and 1997 was $0.7 million, $28.5 million and $52.6 million, respectively. This cash was provided mainly as a result of the Company completing an initial public stock offering in 1996 and a second public stock offering in 1997.

The Company's capital commitments consist primarily of operating leases for office space and equipment. At December 31, 1997, the Company's commitments under non-cancellable operating leases for office space with terms in excess of one year totaled $1.6 million, $0.8 million and $0.3 million for 1998, 1999 and 2000, respectively. The Company's total payments under such leases was $1.1 million, $1.4 million and $3.0 million for 1995, 1996 and 1997, respectively. See Note 7 of Notes to Consolidated Financial Statements.

The Company's $5.0 million revolving credit line, which expired on June 30, 1997, was renewed with the same bank and has a maturity date of June 30, 1999. At December 31, 1997, the Company had no borrowings under such facility. The Company's credit agreement prohibits the payment of dividends, has profitability requirements and requires maintenance of specified levels of tangible net worth and certain financial ratios. The Company intends to renegotiate the term and the covenant requirements under the existing line of credit with the same bank. See Note 4 of Notes to Consolidated Financial Statements.

The Company recorded bad debt expense in the amounts of $0.8 million, $0.3 million and $1.9 million in 1995, 1996, and 1997, respectively, as a result of indications that certain receivables relating primarily to consulting and installation services rendered by the Company would not be collected in full.

The Company believes that the net proceeds from its initial public offering in July of 1996, and its second public offering which was completed in January of 1997, together with cash generated by operations and availability under its bank credit facility will be sufficient to fund the Company's operations for at least the next year. However, there can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

INFLATION

Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact in the future due to the fact that the Company's license and maintenance fees are typically subject to annual increases based on recognized inflation indexes.

SIGNIFICANT CUSTOMERS

In 1995, the Company had three customers that accounted for 16.2%, 14.9% and 12.6%, respectively, of the Company's consolidated revenue. In 1996, the Company had three customers that accounted for 14.5%, 11.4% and 10.5%, respectively, of the Company's consolidated revenue. In 1997, the Company had two customers that accounted for 13.7% and 10.0%, respectively, of the Company's consolidated revenue.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements involve various risks and uncertainties which could cause the Company's actual results to differ from those expressed in such forward-looking statements. These risks and uncertainties include the seasonal variation of the Company's operations and fluctuations in the Company's quarterly results, rapid technological change involving the Company's products, delays in product development and implementation, the technological compatibility of the Company's products with its customers' systems, the Company's dependence on customers in the financial services market, intense competition in the markets for the Company's products, risk of non-renewal by current customers, management of the Company's growth, and other risks and uncertainties. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and "should" and similar words and expressions are intended to identify the forward-looking statements contained in this Annual Report. These statements are based on estimates, projections, beliefs, and assumptions of the Company and its management and are not guarantees of future performance. Further information regarding those factors which could cause the Company's actual results to differ materially from any forward-looking statements contained herein is included in the Company's report on From 10-K for the year ended December 31, 1997, which has been filed with the Securities and Exchange Commission.

PEGASYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share-related data)


                                                                          December 31,
                                                              --------------------------------------
Assets                                                                1996                   1997
                                                              ------------------    ----------------
Current assets:
    Cash and cash equivalents                                        $24,201              $ 52,005
    Trade and installment accounts receivable, net of
      allowance for doubtful accounts of $939 in
      1996 and $2,200 in 1997                                         14,582                20,319
    Prepaid expenses and other current assets                          1,235                 1,514
                                                              ---------------       ---------------
         Total current assets                                         40,018                73,838

Long-term license installments, net                                   23,802                36,403
Equipment and improvements, net                                        3,035                 5,578
Purchased software and other, net                                         --                11,701
                                                              ===============       ===============
         Total assets                                                $66,855              $127,520
                                                              ===============       ===============
Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable and accrued expenses                            $ 2,697              $  5,398
    Deferred revenue                                                      53                 1,754
    Deferred income taxes                                              2,904                 3,978
                                                              ---------------       ---------------
         Total current liabilities                                     5,654                11,130

Deferred income taxes                                                  8,816                 3,669
Commitments (Note 7)
Stockholders' equity:
    Preferred stock, $.01 par value, 1,000,000 shares
      authorized; no shares issued and outstanding                        --                     --

    Common stock, $.01 par value, 45,000,000 shares
       authorized; 26,392,200 shares and 28,545,100
      shares issued and outstanding in 1996
      and  1997, respectively                                            264                   285
    Additional paid-in capital                                        30,206                86,841
    Deferred compensation                                                (73)                  (55)
    Stock warrant                                                         --                 2,897
    Retained earnings                                                 22,022                23,107
    Cumulative foreign currency translation adjustment                   (34)                 (354)
                                                              ---------------       ---------------
         Total stockholders' equity                                   52,385               112,721
                                                              ===============       ===============
         Total liabilities and stockholders' equity                  $66,855              $127,520
                                                              ===============       ===============

        The accompanying notes are an integral part of these consolidated financial statements

PEGASYSTEMS INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)


Years Ended December 31,                                                       1995              1996             1997
                                                                           --------------    --------------   --------------
Revenue:
      Software license                                                           $13,528           $22,258          $28,657
      Services                                                                     8,719            11,287           15,704
                                                                           --------------    --------------   --------------
        Total revenue                                                             22,247            33,545           44,361
                                                                           --------------    --------------   --------------

Cost of revenue:
      Cost of software license                                                       635               477              256
      Cost of services                                                             6,161             6,975           11,782
                                                                           --------------    --------------   --------------
        Total cost of revenue                                                      6,796             7,452           12,038
                                                                           --------------    --------------   --------------

Gross profit                                                                      15,451            26,093           32,323

Operating expenses:
      Research and development                                                     7,061             8,218           15,104
      Selling and marketing                                                        3,592             5,999           17,483
      General and administrative                                                   1,541             1,857            3,124
                                                                           --------------    --------------   --------------
        Total operating expenses                                                  12,194            16,074           35,711
                                                                           --------------    --------------   --------------
Income (loss) from operations                                                      3,257            10,019           (3,388)

License interest income                                                            1,486             1,565            1,789
Other interest income                                                                 16               619            3,348
Interest expense                                                                    (118)              (85)              --
                                                                           --------------    --------------   --------------
Income before provision for
      income taxes                                                                 4,641            12,118            1,749
Provision for income taxes                                                         1,763             4,618              664
                                                                           ==============    ==============   ==============
        Net income                                                               $ 2,878           $ 7,500          $ 1,085
                                                                           ==============    ==============   ==============

Earnings per share:
      Basic                                                                      $  0.12           $  0.30          $  0.04
                                                                           ==============    ==============   ==============
      Diluted                                                                    $  0.12           $  0.28          $  0.04
                                                                           ==============    ==============   ==============
Weighted average number of common shares outstanding:
      Basic                                                                       23,490            24,802           28,284
                                                                           ==============    ==============   ==============
      Diluted                                                                     23,743            26,397           30,268
                                                                           ==============    ==============   ==============

        The accompanying notes are an integral part of these consolidated financial statements

PEGASYSTEMS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)




                                            Common Stock
                                      --------------------------
                                        Number                      Additional
                                          of                          Paid-in            Deferred             Stock
                                        Shares        Amount          Capital          Compensation          Warrant
                                      ------------  ------------  ----------------  --------------------   ------------
Balance at December 31, 1994               23.490          $235               $15                   $--            $--

Foreign currency
     translation adjustment                    --            --                --                    --             --
Issuance of stock options                      --            --                91                   (91)            --
Net income                                     --            --                --                    --             --
                                      ------------  ------------  ----------------  --------------------   ------------

Balance at December 31, 1995               23,490           235               106                   (91)            --
Issuance of common
     stock, net of issuance costs           2,700            27            29,339                    --             --
Exercise of stock options                     202             2                64                    --             --
Tax benefit from exercise
     of stock options                          --            --               697                    --             --
Foreign currency
     translation adjustment                    --            --                --                    --             --
Amortization of deferred
     compensation                              --            --                --                    18             --
Net income                                     --            --                --                    --             --
                                      ------------  ------------  ----------------  --------------------   ------------
Balance at December 31, 1996               26,392           264            30,206                   (73)            --
Issuance of common
     stock, net of issuance costs           1,837            18            51,925                    --             --
Exercise of stock options                     316             3               638                    --             --
Tax benefit from exercise
     of stock options                          --            --             4,072                    --             --
Foreign currency
     translation adjustment                    --            --                --                    --             --
Amortization of deferred
     compensation                              --            --                --                    18             --
Issuance of stock warrant                      --            --                --                    --          2,897
Net income                                     --            --                --                    --             --
                                      ------------  ------------  ----------------  --------------------   ------------
Balance at December 31, 1997               28,545          $285           $86,841                  ($55)        $2,897
                                      ===================================================================================



                                                         Cumulative
                                                           Foreign
                                                          Currency               Total
                                         Retained        Translation         Stockholders'
                                         Earnings        Adjustment             Equity
                                       --------------  ----------------   --------------------
Balance at December 31, 1994                $11,644             ($22)              $11,872

Foreign currency
     translation adjustment                      --              (76)                  (76)
Issuance of stock options                        --               --                     0
Net income                                    2,878               --                 2,878
                                       --------------  ----------------   --------------------

Balance at December 31, 1995                 14,522              (98)               14,674
Issuance of common
     stock, net of issuance costs                --               --                29,366
Exercise of stock options                        --               --                    66
Tax benefit from exercise
     of stock options                            --               --                   697
Foreign currency
     translation adjustment                      --               64                    64
Amortization of deferred
     compensation                                --               --                    18
Net income                                    7,500               --                 7,500
                                       --------------  ----------------   --------------------
Balance at December 31, 1996                 22,022              (34)               52,385

Issuance of common
     stock, net of issuance costs                --               --                51,943
Exercise of stock options                        --               --                   641
Tax benefit from exercise
     of stock options                            --               --                 4,072
Foreign currency
     translation adjustment                      --             (320)                 (320)
Amortization of deferred
     compensation                                --               --                    18
Issuance of stock warrant                        --               --                 2,897
Net income                                    1,085               --                 1,085
                                        --------------  ----------------   --------------------
Balance at December 31, 1997                $23,107            ($354)             $112,721
                                        =======================================================

PEGASYSTEMS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


Years Ended December 31,                                         1995              1996               1997
                                                             -------------    ---------------    ----------------
Cash flows from operating activities:
   Net income                                                    $  2,878            $ 7,500          $    1,085
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Provision for deferred income taxes                         1,836              3,977                 722
         Depreciation and amortization                              1,455              1,633               3,159
         Provision for doubtful accounts                              793                300               1,938
         Change in operating assets and liabilities:
            Trade and installment
               accounts receivable                                 (5,638)           (16,389)            (20,276)
            Prepaid expenses and
               other current assets                                  (221)              (810)               (279)
            Accounts payable and
               accrued expenses                                      (244)               950               1,978
            Deferred revenue                                          (25)               (61)              1,701
                                                             -------------    ---------------    ----------------
               Net cash provided by (used in) operating
                activities                                            834             (2,900)             (9,972)


Cash flows from investing activities:
        Purchase of equipment and improvements                     (1,423)            (2,005)             (4,488)
        Purchased software                                             --                 --             (10,000)
                                                             -------------    ---------------    ----------------
               Net cash used in investing activities               (1,423)            (2,005)            (14,488)

Cash flows from financing activities:
   Repayment of note payable to stockholder                           (50)                --                  --
   Proceeds from issuance of long-term debt                         1,345                 --                  --
   Repayments of long-term debt                                      (575)            (1,598)                 --
   Issuance of common stock, net                                       --             29,366              51,943
   Exercise of stock options                                           --                 66                 641
   Tax benefit from exercise of stock options                          --                697                  --
                                                             -------------    ---------------    ----------------
               Net cash provided by financing activities              720             28,531              52,584
                                                             -------------    ---------------    ----------------
   Effect of exchange rate on cash and cash equivalents               (76)                64                (320)
                                                             -------------    ---------------    ----------------
   Net increase in cash and  cash equivalents                          55             23,690              27,804
                                                             -------------    ---------------    ----------------
   Cash and cash equivalents, at beginning of year                    456                511              24,201
                                                             -------------    ---------------    ----------------
   Cash and cash equivalents, at end of year                      $   511           $ 24,201            $ 52,005
                                                             =============    ===============    ================
Supplemental disclosures of cash flow information:
   Cash paid during period:
   Interest                                                       $   119           $     86            $      7
                                                             =============    ===============    ================
   Income Taxes                                                   $   315           $     90            $     13
                                                             =============    ===============    ================
Non-cash financing activity:
   Issuance of stock warrant                                           --                 --              $2,897
                                                             =============    ===============    ================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

PEGASYSTEMS INC. - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
December 31, 1997

1. SIGNIFICANT ACCOUNTING POLICIES

(a.) Business

Pegasystems Inc. (the "Company") was incorporated on April 21, 1983 and develops customer service management software used by large, transaction-intensive organizations to automate and manage their customer interactions. Customers of the Company include large banks and credit card processors and mutual fund companies and more recently major companies in non-financial service industries. The Company also offers consulting, training, and maintenance and support services to facilitate the installation and use of its solutions.

The environment of rapid technological change and intense competition which is characteristic of the software development industry results in frequent new products and evolving industry standards. The Company's continued success depends upon its ability to penetrate vertical markets, enhance current products and develop new products on a timely basis that keep pace with the changes in technology and competitors' innovations.

International revenue is subject to various risks, including imposition of government controls, export license requirements, political and economic conditions and instability, trade restrictions, currency fluctuations, changes in taxes, difficulties in staffing and managing international operations, and high local wage scales and other operating costs and expenses.

(b.) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pegasystems Limited, Pegasystems Investment Inc., Pegasystems Worldwide Inc., and Pegasystems Pty Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

(c.) Foreign Currency Translation

The translation of assets and liabilities of the Company's foreign subsidiaries is made at year-end rates of exchange, while revenue and expense accounts are recorded at the average rates of exchange. The resulting translation adjustments are excluded from net income and are charged or credited to "Cumulative foreign currency translation adjustment" included as part of stockholders' equity. Realized and unrealized exchange gains or losses from transaction adjustments are reflected in operations and are not material.

(d.) Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position (SOP) 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. Specifically, revenue from software licenses is generally recognized upon product acceptance pursuant to non-cancellable license agreements and is based on management's assessment that the collectibility on the long-term license installments is probable. Upon acceptance, the Company has no significant vendor obligations. The Company accrues the estimated cost of warranty and product returns in the period in which product revenue is recognized; historically these amounts have not been material. In the case of license agreement renewals or extensions, revenue is recognized upon execution of the renewal or the extension. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company recognizes implementation as well as consulting and training fees as the services are provided.

Beginning in 1998, the Company will be required to adopt the provisions of SOP 97-2, "Software Revenue Recognition." The adoption of the statement is not estimated to have a significant impact on the Company. Software license revenue represents the present value of future payments under non-cancellable license agreements which provide for payment in installments, typically over a five-year period. A portion of the revenue from each agreement is recognized as interest income over the term of the agreement.

The discount rate in effect for 1995 and the three months ended March 31, 1996 was 7%. The discount rate for the nine-month period ended December 31, 1996 was 6.75%. In 1997, the discount rate for purposes of the present value calculation was 7%. The trade and installment accounts receivable recorded on the balance sheet are net of $5.1 million and $6.8 million as of December 31, 1996 and 1997, respectively, which represents the imputed interest portion of future payments due under the Company's license agreements. Deferred revenue represents payments from customers, primarily for maintenance services, which are recognized as revenue as the related services are performed.

(e.) Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of three months or less.

(f.) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivable and long-term license installments receivable. The Company records long-term license installments in accordance with its revenue recognition policy, which results in receivables from customers (primarily large financial service organizations with strong credit ratings).

(g.) Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three years for equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the life of the lease.

(h.) Software Costs

In compliance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," certain software costs are capitalized in the accompanying consolidated balance sheets. Capitalization of software costs begins upon the establishment of technological feasibility, defined by the Company as a working model or an operative version of the computer software product that is completed in the same language and is capable of running on all of the platforms as the product to be ultimately marketed. No costs were capitalized during 1995, 1996, or 1997.

Amortization of capitalized software costs are included in cost of software license revenue. Total amortization expense charged to cost of software was $0.6 million and $0.5 million during 1995 and 1996, respectively. No amortization expense for capitalized software costs was charged to software license revenue in 1997.

(i.) Net Income Per Share

The Company adopted SFAS No. 128, "Earnings Per Share," effective December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 98, the Company has determined that there were no nominal issuances of common stock or potential common stock in the period prior to the Company's initial public offering (IPO). The Company has applied the provisions of SFAS No. 128 and SAB No. 98 retroactively to all periods presented. Calculations of basic and diluted net income per share and potential common share are as follows:



Years Ended December 31,                            1995           1996         1997
                                                  ----------    ---------    ------------
(in thousands, except per share data)

Basic
Net income                                          $ 2,878       $7,500         $ 1,085
                                                  ==========    =========    ============

Weighted average common shares outstanding           23,490       24,802          28,284
                                                  ==========    =========    ============

Basic earnings per share                            $  0.12       $ 0.30           $0.04
                                                  ==========    =========    ============


Diluted
Net income                                          $ 2,878       $7,500         $ 1,085
                                                  ==========    =========    ============

Weighted average common shares outstanding           23,490       24,802          28,284
Effect of:
         Assumed exercise of stock options              253        1,595           1,984
                                                  ----------    ---------    ------------

Weighted average common shares outstanding,
     assuming dilution                               23,743       26,397          30,268
                                                  ==========    =========    ============

Diluted earnings per share                        $    0.12       $ 0.28      $     0.04
                                                  ==========    =========    ============


As of December 31, 1995, no outstanding options were excluded from the weighted average common shares outstanding, assuming dilution. As of December 31, 1996 and 1997, 7,201 options and 185,481 options, respectively, were excluded from the weighted average common shares outstanding, assuming dilution, as their effect would be anti-dilutive.

(j.) New Accounting Standards

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997.

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires certain financial and supplemental information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997.

(k.) Stock Options

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and intends to continue to do so. During 1995, the Company granted stock options for a fixed number of shares to employees with an exercise price less than the then fair market value of the shares at the date of the grant. For the difference between the fair market value and the exercise price, the Company recorded deferred compensation in the consolidated statements of stockholders' equity, which is being expensed over the vesting period.

The Company has adopted the disclosure provisions only of SFAS No. 123, "Accounting for Stock-Based Compensation," and will continue to account for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Statement No. 25, "Accounting for Stock Issued to Employees."

(l.) Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. EQUIPMENT AND IMPROVEMENTS

The cost and accumulated depreciation of equipment and improvements consist of the following:

(in thousands)                              December 31,
                                 ------------------------------------
                                     1996                     1997
                                 -----------             ------------
Equipment                            $3,956                   $7,243
Furniture and fixtures                1,005                    1,895
Leasehold improvements                  527                      838
                                 -----------             ------------
                                      5,488                    9,976
Less: accumulated depreciation       (2,453)                  (4,398)
                                 ===========             ============
Equipment and improvements, net      $3,035                   $5,578
                                 ===========             ============


Depreciation expense was approximately $0.8 million, $1.2 million and $2.0 million for the years ended December 31, 1995, 1996 and 1997, respectively.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES


Accounts payable and accrued expenses consist of the following:

                                                    December 31,
                                           -------------------------------
(in thousands)                                1996               1997
                                           ------------       ------------

Trade accounts payable                        $    692           $    863
Employee compensation and benefits               1,257              1,332
Accrued income taxes                               160                754
Other accrued expenses                             588              1,114
Sales return reserve                                --                961
Accrued consulting costs                            --                374
                                           ============       ============
                                               $ 2,697            $ 5,398
                                           ============       ============


4. DEBT

The Company had no outstanding long-term debt at December 31, 1996 and December 31, 1997.

As of December 31, 1997, the Company had a line of credit with a bank allowing for borrowings up to $5.0 million at the prime rate which will expire on June 30, 1999. The Company had no borrowings outstanding under the line of credit at December 31, 1997. Borrowings are subject to various covenants which call for a specified level of working capital and net worth, maintenance of certain financial ratios and restrictions on the payments of dividends. As of December 31, 1997, the Company was in compliance with all covenants, except for the profitability financial covenant, for which the Company received a non-compliance waiver.

5. STOCKHOLDERS' EQUITY

(a.) Secondary Public Offering

On January 28, 1997, the Company issued and sold 1.8 million shares of common stock in connection with its second public offering. Net proceeds to the Company from this offering were approximately $51.9 million.

(b.) Recapitalization and Stock Split

On July 10, 1996, the Company increased the number of shares of common stock authorized from 9.0 million to 45.0 million shares. The Company's Board of Directors approved a three-for-one stock split in the form of a stock dividend effective on July 10, 1996. The financial statements give effect to the stock split for all periods presented.

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

(c.) Long-Term Incentive Plan

In 1994, the Company adopted a Long-Term Incentive Plan (the "1994 Plan") to provide employees, directors and consultants with opportunities to purchase stock through incentive stock options and through options that do not qualify as incentive stock options.

In addition to options, eligible participants under the 1994 Plan may be granted stock appreciation rights, restricted stock and long-term performance awards. As of December 31, 1997, a total of 5.0 million shares of common stock were reserved for issuance under the 1994 Plan.

The option price per share is determined at the date of grant. For incentive stock options, the option price may not be less than 100% of the fair market value of the Company's common stock at the grant date. Incentive stock options granted to a person having greater than 10% of the voting power of all classes of stock must have an exercise price of at least 110% of fair market value of the Company's common stock. Options granted under the 1994 Plan generally vest over five years and expire no later than ten years from the date of grant.

(d.) 1996 Non-Employee Director Stock Option Plan

The 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. The Director Plan provides for the grant of options for the purchase of up to 250,000 shares of common stock of the Company. As of December 31, 1997, options to purchase 90,000 shares were outstanding under the Director Plan but no shares had been issued under the plan.

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

(e.) 1996 Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. An aggregate of 500,000 shares of common stock are reserved for issuance pursuant to this plan. To date, there have been no offerings under the Stock Purchase Plan and no shares of common stock have been issued thereunder.

The following table presents the combined activity of the two option plans from which options have been granted during the years ended December 31, 1995, 1996 and 1997:



                                           1995                           1996                            1997
                                ----------------------------    --------------------------    ------------------------------
                                    Number        Weighted         Number       Weighted          Number         Weighted
                                      of           Average           of         Average             of            Average
                                   Options        Exercise        Options       Exercise          Options        Exercise
                                (in thousands)      Price       (in thousands)   Price        (in thousands)       Price
                                ---------------   ----------    --------------------------    ----------------  ------------
Outstanding options
  at beginning of year                1,672        $ 0.33          1,924          $ 0.34          $2,582           $ 5.04

Granted                                 335        $ 0.39            993          $13.19           1,214           $22.79

Exercised                                --        $   --           (202)         $ 0.33            (316)          $ 2.03

Cancelled                               (83)       $ 0.48           (133)         $ 4.94            (381)          $20.52
                                    --------       ------         -------         ------         -------           -------
Outstanding options at
  end of year                         1,924        $ 0.34          2,582          $ 5.04           3,099           $10.40
                                    ========       ======         =======         ======         =======           ======

Exercisable options at
  end of year                           606        $ 0.33            679          $ 0.33             822           $ 2.13
                                    ========       ======         =======         ======        ========           ======

Weighted average fair
value of options granted                           $ 0.09                         $ 8.84                           $11.38
during the year                                    ======                         ======                           =======


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

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1997:



                                        Options Outstanding                   Options Exercisable
                              --------------------------------------       ------------------------
                                              Weighted
                                               Average      Weighted                       Weighted
                                  Number      Remaining     Average           Number       Average
                               Outstanding   Contractual    Exercise        Exercisable    Exercise
                              (in thousands) Life (years)    Price         (in thousands)   Price
                              -------------  -----------    --------       -------------   ---------
Range of exercise prices
$0.33  - $ 0.39                    1,303          7.18      $ 0.34             698           $ 0.33
$6.00  - $10.00                      615          8.37      $ 9.64              78           $10.00
$12.50 - $18.25                      549          9.06      $17.37              46           $16.17
$20.56 - $31.88                      632          9.51      $25.83              --               --
                                   -----                                       ---
                                   3,099                                       822
                                   =====                                       ===

Pursuant to the requirements of SFAS 123, the following are the pro forma net income and net income per share for 1995, 1996 and 1997, as if the compensation expense for the option plans had been determined based on the fair value at the grant date for grants in 1995, 1996 and 1997, consistent with the provisions of SFAS 123:

                                                    1995                         1996                           1997
                                          ------------------------    -------------------------    ----------------------------
                                               As            Pro             As           Pro            As              Pro
                                            Reported        Forma         Reported       Forma        Reported          Forma
                                          -----------    -----------    -----------    ---------    -------------     ---------
Net income (loss) (in thousands)             $2,878        $2,878         $7,500        $7,122         $1,085          $ (774)
Basic net income (loss) per share            $ 0.12        $ 0.12         $ 0.30        $ 0.29         $  .04          $(0.03)
Diluted net income (loss) per share          $ 0.12        $ 0.12         $ 0.28        $ 0.26         $  .04          $(0.03)

A range of expected vesting percentages were given to each range of exercise prices. In 1997, the range of exercise prices from $0.33 to $0.39, $6.00 to $10.00, $12.50 to $18.25and $20.56 to $31.88, it is expected that 95 percent, 90 percent, 75 percent and 50 percent of those options will vest, respectively. These ranges were based upon the Company's estimates that a more significant number of lower priced options as compared to higher priced options will vest.

The fair value of options at the date of grant were estimated using the Black-Scholes model with the following weighted-average assumptions:

                                                               Option
                                              -----------------------------------------
                                                  1995           1996           1997
                                              ------------    -----------   ------------
Volatility                                          0.0        0.0 - 9.9            0.5
Expected option life (years)                        5.0              5.0            5.0
Interest rate (risk free)                           5.51%     5.38 - 6.69%   6.13 - 6.57%
Dividend yield                                      0.0%             0.0%           0.0%

Volatility for 1997 was calculated on a quarterly basis and was determined to be
0.5. Volatility for 1996 was calculated on a monthly basis. For 1996, exclusive of one month's data where volatility was 9.9, volatility ranged from 0.0 to 1.4. The Company has never declared nor paid dividends on any of its capital stock and does not expect to in the foreseeable future.

The effects on 1995, 1996, and 1997 pro forma net income (loss) and net income
(loss) per share of expensing the estimated fair value of stock options and shares are not necessarily representative of the effects on reporting the results of operations for future years as the periods presented include only one, two and three years of option grants under the Company's plan.

(6)       Software License and Support and Warrant Agreements

On June 27, 1997, the Company entered into Software License and Support and Warrant Agreements with First Data Resources, Inc. (FDR).

The provisions of the Software License and Support Agreement give FDR the right to use the Company's software in connection with new products and also the exclusive right to market, distribute and sublicense the Company's software and new products to FDR customers and prospects. In addition to the granting of a license to use its software, the Company will also provide services to FDR in connection with the new products. For the right to the license and the services, FDR is expected to pay the Company a base fee of $49.25 million. FDR paid $5.0 million in 1997 and remaining fees are expected to be paid on a monthly basis over the term of the agreement. The initial term of this agreement commences on June 27, 1997 and runs through December 31, 2002.

In accordance with the Software License and Support Agreement, the Company was granted a license for access to and use of the designs, specifications and code of FDR's ESP Product. As consideration for this right, the Company paid FDR $10.0 million. This amount was recorded as purchased software on the accompanying consolidated balance sheet.

In connection with the Software License and Support Agreement on June 27, 1997, the Company committed to provide a Warrant to FDR. Pursuant to the Warrant Agreement, the Company gave FDR the right to purchase 284,876 shares of the Company's Common Stock at a purchase price of $28.25 per share which represented the fair market value of the common stock on the date of the agreement The warrant will become exercisable on June 27, 1998 and will expire on June 27, 2002. The warrant was valued at $2.9 million and the corresponding deferred asset was capitalized and included in "purchased software and other" on the accompanying consolidated balance sheet.

The Company will recognize the base fee revenue and also amortize the value of the purchased software and the warrant on a pro rata basis over the initial 5-1/2 year term of the agreement. During the period from June 27, 1997 through December 31, 1997, the Company recognized revenue of approximately $4.6 million related to the Software License and Support Agreement and recorded amortization expense of approximately $1.2 million related to the ESP software and warrant.

7.   LEASES

The Company leases certain equipment and office space under non-cancellable operating leases. Future minimum rental payments required under the operating leases with non-cancellable terms in excess of one year at December 31, 1997 are as follows:

Year ended December 31,                     (in thousands)
1998                                             $1,594
1999                                                797
2000                                                329
2001                                                329
2002                                                329
Thereafter                                          987
                                            ============
   Total                                         $4,365
                                            ============

Total rent expense under operating leases was approximately $1.1 million, $1.4 million and $3.0 million for the years ended December 31, 1995, 1996 and 1997, respectively.

8.   INCOME TAXES

Income before income taxes consists of the following:

(in thousands)
                                     1995         1996         1997
                                 ----------   -----------   ----------
Domestic                            $4,318       $11,546       $1,392
Foreign                                323           572          357
                                 ----------   -----------   ----------
  Total                             $4,641       $12,118       $1,749
                                 ==========   ===========   ==========

The provision (benefit) for income taxes for the years ended December 31, 1995, 1996 and 1997 consisted of the following:

(in thousands)
                                  1995           1996           1997
                              ----------     ----------     ----------
Current:
 Federal                         $(107)             $6         $(149)
 State                             (39)            212           (30)
 Foreign                             73            160            121
                              ----------     ----------     ----------
  Total current                    (73)            378           (58)
                              ----------     ----------     ----------
Deferred:
 Federal                          1,563          3,662            688
 State                              273            578             34
                              ----------     ----------     ----------
  Total deferred                  1,836          4,240            722
                              ----------     ----------     ----------
                                 $1,763         $4,618           $664
                              ==========     ==========     ==========

The effective income tax rate differed from the statutory federal income tax rate due to the following:

                                            1995          1996         1997
                                          --------     ----------     --------
Statutory federal income tax rate           34.0%          35.0%        34.0%
State income taxes, net of federal
   benefit and tax credits                   5.8%           4.2%         3.9%
Permanent differences                        0.7%           0.3%         6.4%
Tax credits                                 (2.5)%         (0.6)%       (8.6)%
Other                                         --           (0.8)%         2.3%
                                          --------     ----------     --------
Effective income tax rate                   38.0%          38.1%        38.0%
                                          ========     ==========     ========

Deferred income taxes at December 31, 1996 and 1997 reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for tax purposes. The approximate income tax effect of the Company's net deferred tax liability as of December 31, 1996 and 1997 are as follows:

(in thousands)                                           December 31,
                                                 ----------------------------
                                                   1996             1997
                                                 -----------       ----------

Software revenue                                  $(14,103)        $(18,195)
Depreciation                                          (215)             (76)
Deferred state taxes                                    836               --
Vacation accrual                                        380              184
Receivable and other reserves                           367            1,198
Net operating loss carryforwards                         --            8,195
Tax credits                                             798              864
Other                                                   217              183
                                                 -----------       ----------
Net deferred tax liabilities                       (11,720)          (7,647)
Less current portion                                (2,904)          (3,978)
                                                 -----------       ----------
                                                   $(8,816)         $(3,669)
                                                 ===========       ==========

At December 31, 1997, the Company had alternative minimum tax (AMT) and research and development (R&D) credit carryforwards of approximately $864,000, available to offset future federal taxable income. The carryforward period for the AMT credit is unlimited. The R&D credit carryforwards generally expire from 2004 to 2008.

As of December 31, 1997 the Company also has available net operating loss carryforwards of approximately $20,932,000 expiring through 2012. These carryforwards may be used to offset future income taxes payable, if any, and are subject to review by the Internal Revenue Service.

The Company has recorded a deferred tax asset for the effect of its net operating loss carryforward as management has concluded that it is more likely than not that the tax benefit will be realized. However, approximately $12,251,000 of the net operating loss carryforward relates to the excess tax benefit of disqualifying dispositions and the exercise of non-qualified stock options. Accordingly, approximately $4,769,000 of the deferred tax asset was recorded in additional paid in capital.


9.    LITIGATION

The Company is a defendant in two purported class action suits which have been consolidated and in which the Company and several of its officers are alleged to have violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Rule 10(b) (5) promulgated thereunder and Section 20(a) of the 1934 Act. The consolidated complaint does not specify the amount of the damages sought. Accordingly, the Company is unable to determine or estimate the outcome at this time. The Company has not yet filed any responsive pleadings in this litigation, but intends to defend the matter vigorously.

10.  SIGNIFICANT CUSTOMERS

In 1995, the Company had three customers that accounted for 16.2%, 14.9% and 12.6%, respectively, of the Company's consolidated revenue. In 1996, the Company had three customers that accounted for 14.5%, 11.4% and 10.5%, respectively, of the Company's consolidated revenue. In 1997, the Company had two customers that accounted for 13.7% and 10.0%, respectively, of the Company's consolidated revenue.

11.  INTERNATIONAL OPERATIONS

The Company's export sales from the United States for 1995, 1996 and 1997 are as follows:

(in thousands)                 1995          1996          1997
                             ---------   -----------   ----------
United Kingdom                 $1,343        $3,698       $3,642
Europe                            877         2,017        1,715
Other                             114           232        1,973
                             =========   ===========   ==========
  Total                        $2,334        $5,947       $7,330
                             =========   ===========   ==========

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Pegasystems Inc.:

We have audited the accompanying consolidated balance sheet of Pegasystems Inc. as of December 31, 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pegasystems Inc. at December 31, 1997, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                           Arthur Andersen LLP


Boston, Massachusetts
April 2, 1998

The Board of Directors
Pegasystems Inc.

We have audited the accompanying consolidated balance sheet of Pegasystems Inc. as of December 31, 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pegasystems Inc. at December 31,1996, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        Ernst & Young LLP

Boston, Massachusetts
February 24, 1997